UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*

                        SIZELER PROPERTY INVESTORS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    830137105
                                 (CUSIP Number)

                                  June 30, 2002
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

|X| Rule 13d-1(b)
|_| Rule 13d-1(c)
|_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 830137105
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Palisade Capital Management, L.L.C.
    22-3330049
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
    Not applicable                                                       (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    New Jersey
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       1,624,117
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          N/A
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             1,649,635
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       N/A
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,649,635
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    N/A                                                                     |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    12.4%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.

(a)   Name Of Issuer: SIZELER PROPERTY INVESTORS, INC.


(b) Address of Issuer's Principal Executive Offices: 2542 Williams Boulevard, Kenner, LA 70062.

Item 2.

(a)   Name of Person Filing: Palisade Capital Management, L.L.C.

(b) Address of Principal Business Office or, if none, Residence: One Bridge Plaza, Suite 695, Fort Lee, NJ 07024

(c)   Citizenship: New Jersey

(d)   Title of Class of Securities: Common Stock

(e)   CUSIP Number: 830137105

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (a) |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

      (b)   |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

      (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

      (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

      (e)   |X| An investment adviser in accordance
            with ss.240.13d-1(b)(1)(ii)(E);

      (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d- 1(b)(1)(ii)(F);

      (g) |_| A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);

      (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j)   |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

      (a)   Amount beneficially owned: 1,649,635

      (b)   Percent of Class: 12.4%

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote 1,624,117

            (ii)  Shared power to vote or to direct the vote N/A

            (iii) Sole power to dispose or to direct the disposition of
                  1,649,635

            (iv)  Shared power to dispose or to direct the disposition of N/A

Item 5. Ownership of Five Percent or Less of a Class.

            N/A

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

      The shares of the Issuer beneficially owned by the reporting person are held on behalf of the reporting person's clients in accounts over which the reporting person has complete investment discretion. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. No other person's interest relates to more than five percent of the class. No client account contains more than five percent of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            N/A

Item 8. Identification and Classification of Members of the Group.

            N/A

Item 9. Notice of Dissolution of Group. N/A

Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    July 23, 2002
                                                    -------------
                                                    Date


                                                      /s/ Steven E. Berman
                                                    --------------------------
                                                    Steven E. Berman, Member

  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)